As filed with the Securities and Exchange Commission on August 29, 2012
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________
Rackspace Hosting, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	74-3016523
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
________________
5000 Walzem Rd.
San Antonio, Texas 78218
Tel: (210) 312-4000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
________________
Alan Schoenbaum
5000 Walzem Rd.
San Antonio, Texas 78218
Tel: (210) 312-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
________________
Copy to:

Brian K. Beard Derek L. Willis Wilson Sonsini Goodrich & Rosati Professional Corporation 900 S. Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, Texas 78746-5546 (512) 338-5400
________________
Approximate date of commencement of proposed sale to the public:  As soon as possible after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, $0.001 par value	45,895	$59.31	$2,722,032	$311.94

(1)
Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of the Registrant's common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of the Registrant's outstanding shares of common stock.

(2)
Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee on the basis of the average of the high and low prices of Registrant's common stock as reported on the New York Stock Exchange on August 28, 2012.

PROSPECTUS
DATED August 29, 2012
45,895 SHARES
Common Stock

The selling stockholders of Rackspace Hosting, Inc. (“Rackspace,” “we,” “us” or the “Company”) listed on page 23 may offer and resell up to 45,895 shares of Rackspace common stock under this prospectus. The selling stockholders acquired these shares from us pursuant to an Agreement and Plan of Merger dated August 22, 2012 by and among Rackspace, Rackspace US, Inc., a Delaware corporation and a wholly owned subsidiary of Rackspace, Broomstick Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Rackspace US, Inc., Broomstick Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of Rackspace US, Inc., Mailgun, Inc., a Delaware corporation (“Mailgun”), Eugueny Kontsevoy and K. Taylor Wakefield as principal stockholders thereunder, and Eugueny Kontsevoy as security holder representative thereunder, in connection with our acquisition of Mailgun. The selling stockholders (which term as used herein includes their respective donees, transferees or other successors in interest) may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. We will not receive any proceeds from the sale of the shares by the selling stockholders.
Our common stock is listed on the New York Stock Exchange under the symbol “RAX.” On August 28, 2012, the last reported sale price for our common stock on the New York Stock Exchange was $59.56 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 29, 2012

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information regarding our company, the common stock being registered hereby, and our financial statements and notes thereto incorporated by reference in this prospectus.
Overview
Rackspace is the service leader in cloud computing, an industry best described as delivering computing, storage, and applications as a service over the Internet. We and other cloud computing companies free our business customers from much of the expense and hassle of owning and managing their own computer hardware and software. What distinguishes Rackspace from its competitors is our unique blend of user-friendly technology and high-touch human support, which makes cloud computing simple for businesses of all sizes. Our rapid growth over the last 13 years has been fueled by our commitment to provide customers with a unique customer experience known as Fanatical Support®.
We were incorporated in Delaware on March 7, 2000 under the name Rackspace.com, Inc., but our operations began in 1998 as a limited partnership, which became our subsidiary through a corporate reorganization completed on August 21, 2001. Our principal executive offices are located at 5000 Walzem Rd., San Antonio, Texas 78218. Our telephone number is (210) 312-4000. Our website address is www.rackspace.com.
Our mission is to be recognized as one of the world's great service companies.
Our Business
We are a global company. Our corporate headquarters is located in San Antonio, with operations located in eight other cities in the United States, along with London, Amsterdam, Hong Kong, and Sydney. Our services are sold to businesses in more than 120 countries. In 2011 we had net revenue of $1,025.1 million, and as of December 31, 2011, we served more than 172,000 business customers, and we managed more than 79,000 servers and 2,700,000 email accounts. No single customer accounted for more than 2% of our net revenue in any of the past three years.
We began our business by providing customers with dedicated hosting services in which our customers were provided access to an entire server that was not shared with anyone. As technology advanced, we were also able to offer hosting and other services that utilized pooled infrastructure in order to more efficiently utilize our infrastructure while providing customers with benefits such as more flexibility in accessing their computing needs and lower pricing points than dedicated hosting provides. We have historically referred to the pooled infrastructure service offering as our “Cloud” business and the dedicated hosting services as “Managed Hosting.” However, the meaning of the terms “cloud” and “cloud computing” have evolved to the point where they are now thought to mean the delivery of both pooled and dedicated computing as a service, over a network (typically the Internet). Because all of our services fit under this new definition, we have decided that our nomenclature for our services should change to be more effectively described and understood. Therefore, we refer to the former Cloud services as “Public Cloud” hosting and our Managed Hosting services as “Dedicated Cloud" hosting. "Managed" refers to a service level available to all customers, whether they are using Public Cloud or Dedicated Cloud resources.
We are focused on the segment of the cloud computing market that demands, and is willing to pay for, strong support and management services on top of raw computing services. Our services are productized and repeatable, which enables us to operate IT systems for our customers with high levels of up-time, rapid deployment of new systems and significant cost savings, which in turn allows our customers' IT departments to focus on their core business. Our service offering combines hosting on dedicated hardware and on multi-tenant pools of virtualized hardware in a way that best suits each customer's requirements. We have adopted a portfolio approach to our services, which allows customers the flexibility to choose the best combination of support level, Dedicated Cloud hosting and Public Cloud hosting to meet their unique IT needs. The major components of our products and services are described in greater detail below:

Our Service
Customer Experience. This is where we differentiate. Fanatical Support, our unique brand of customer experience, is backed by a complex business process that we have built and refined over the past 13 years, and it distinguishes our company in the market. We incorporate Fanatical Support into all aspects of our hosting services. Fanatical Support is designed to generate an extraordinary customer experience. It involves everything from the way we recruit, interview and test prospective employees; to the way we continuously train new and veteran Rackers alike; to the way we make expert U.S. and U.K. based technicians available to customers 24/7 by phone or email or chat; to the way we empower those Rackers to spend time and money on customers without asking permission; to the way we measure customer satisfaction and churn on a daily basis, team by team; to the way we incentivize our teams and managers; to the way we design and implement hardware and software solutions and processes to make our services highly reliable and easy for the customer to use and navigate.
When we first launched Fanatical Support, it was mainly about answering the phone and providing extraordinary support when things went wrong with a customer's computing. Since then, our conception of Fanatical Support has expanded to include technological improvements that make our services more reliable and easier to use, in line with our company's purpose statement: to make cloud computing simple for business.
We have built our business around an understanding that things go wrong in computing and always will in a field so complex and fast-changing. We believe that many business customers want a trusted partner who is available 24/7 to help them safely and reliably take advantage of the enhanced capabilities and cost savings available through cloud computing.
Our Product Categories
Everything that we do at Rackspace falls under the umbrella of cloud computing, defined as the delivery of computing, storage, and applications over the Internet. All of our computer hardware is located in our secure, business-class data centers in the U.S., the U.K. and Hong Kong. Our services are defined by particular form factors, as follows:
Dedicated Cloud, sometimes known as "managed hosting," refers to IT services that we provide on a server or servers reserved for a specific customer. Our customers have full administrator privileges and are responsible for most administrative functions. We provide a customer management portal and other management tools. This service frees the customer from the burden of managing the data center, network, hardware devices, and operating system software. Dedicated Cloud hosting is largely a recurring, subscription-based business and is a core service offering of Rackspace. Included in Dedicated Cloud hosting is private cloud, which refers to a pool of computing resources that is virtualized for greater efficiency and nimbleness, but that is dedicated to one particular customer, rather than being used by multiple customers. This approach is especially popular with some of our larger corporate customers.
Public Cloud refers to pooled computing resources delivered on-demand over the Internet. Virtualization and other cloud technologies allow us to effectively provision and manage a pool of computing resources across a larger base of customers and deliver more computing resources to businesses when they need them. At the same time, pooled cloud computing substantially lowers the cost of IT services. There are multiple varieties of pooled cloud hosting services that are priced on a pay-per-use basis and that can be quickly and easily scaled up or down on-demand. Today we offer Cloud Servers for computing, Cloud Files for storage, and Cloud Applications, which includes email, collaboration and file back-ups. Public Cloud services are emerging technologies and are core elements of our service offering.
Our Integrated Approach
Hybrid Hosting - We are pioneering this emerging category, which allows a customer to easily and seamlessly utilize the benefits of both Dedicated Cloud hosting and Public Cloud hosting. A customer is able to use any combination of dedicated and pooled resources and to manage them seamlessly through our RackConnect service. Each form factor has specific and unique customer benefits, and through Hybrid Hosting the two can be combined and adjusted to address each customer's changing and diverse needs. Furthermore, Rackspace's set of managed support services and Fanatical Support are critical in this new world of computing as customers increasingly need help to make the transition and utilize these new services.

The Shares Offered in this prospectus

Common stock offered by the selling stockholders	45,895 shares
Our common stock is listed on the New York Stock Exchange under the symbol	RAX
Use of proceeds
All of the shares of common stock being offered under this prospectus are being sold by the selling stockholders or their pledges, donees, transferees or other successors in interest. Accordingly, we will not receive any proceeds from the sale of these shares.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occurs, our business, financial condition or our results of operations could be seriously harmed. If that happens, the trading price of our common stock could decline and you may lose part or all of the value of any of our shares held by you.

Risks Related to Our Business and Industry

Our physical infrastructure is concentrated in a few facilities, and any failure in our physical infrastructure or services could lead to significant costs and disruptions and could reduce our revenue, harm our business reputation and have a material adverse effect on our financial results.

Our network, power supplies and data centers are subject to various points of failure.  Problems with our cooling equipment, generators, uninterruptible power supply (UPS), routers, switches, or other equipment, whether or not within our control, could result in service interruptions for our customers as well as equipment damage.  Because our hosting services do not require geographic proximity of our data centers to our customers, our infrastructure is consolidated into a few large facilities. While data backup services and disaster recovery services are available as a part of our hosting services offerings, the majority of our customers do not elect to pay the additional fees required to have disaster recovery services store their backup data offsite in a separate facility, which could substantially mitigate the adverse effect to a customer from a single data center failure. Accordingly, any failure or downtime in one of our data center facilities could affect a significant percentage of our customers. The total destruction or severe impairment of any of our data center facilities could result in significant downtime of our services and the loss of customer data. Since our ability to attract and retain customers depends on our ability to provide customers with highly reliable service, even minor interruptions in our service could harm our reputation. The services we provide are subject to failure resulting from numerous factors, including:

▪	Power loss;

▪	Equipment failure;

▪	Human error or accidents;

▪	Sabotage and vandalism;

▪	Failure by us or our vendors to provide adequate service or maintenance to our equipment;

▪	Network connectivity downtime;

▪	Improper building maintenance by the landlords of the buildings in which our facilities are located;

▪	Physical or electronic security breaches;

▪	Fire, earthquake, hurricane, tornado, flood, and other natural disasters;

▪	Water damage; and

▪	Terrorism.
Additionally, in connection with the expansion or consolidation of our existing data center facilities from time to time, there is an increased risk that service interruptions may occur as a result of server relocation or other unforeseen construction-related issues.

We have experienced interruptions in service in the past due to such things as power outages, power equipment failures, cooling equipment failures, routing problems, hard drive failures, database corruption, system failures, software failures, and other computer failures. While we have not experienced a material increase in customer attrition following these events, the extent to which our reputation suffers is difficult to assess. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure. However, service interruptions continue to be a significant risk for us and could materially impact our business.

Any future service interruptions could:

▪	Cause our customers to seek damages for losses incurred;

▪	Require us to replace existing equipment or add redundant facilities;

▪	Affect our reputation as a reliable provider of hosting services;

▪	Cause existing customers to cancel or elect to not review their contracts; or

▪	Make it more difficult for us to attract new customers.
Any of these events could materially increase our expenses or reduce our revenue, which would have a material adverse effect on our operating results.

If we are unable to adapt to evolving technologies and customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may suffer.

Our market is characterized by rapidly changing technology, evolving industry standards, and frequent new product announcements, all of which impact the way hosting services are marketed and delivered. The adoption of new technologies, a change in industry standards or introduction of more attractive products or services could make some or all of our offerings less desirable or even obsolete. These potential changes are magnified by the continued rapid growth of the Internet and the intense competition in our industry. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features, and reliability of our services and modifying our business strategies accordingly. We cannot guarantee that we will be able to identify the emergence of all of these new service alternatives successfully, modify our services accordingly, or develop and bring new products and services to market in a timely and cost-effective manner to address these changes. For example, as the adoption and usage of public cloud in the marketplace has grown, we have had to make strategic decisions around improving our customers' experience on our cloud platform, including committing to replace our legacy cloud platform with an open source cloud platform that was developed under the OpenStack initiative that we founded with NASA in 2010 and building features and products on top of that platform. We believe that such a platform shift would improve our customers' experience by providing them with features and services that have become possible through the rapidly changing environment in which we operate and because the adoption of the open source cloud platform would provide us with additional opportunities to provide a service layer on top of the platform. However, making such a platform shift and introducing products on top of that platform presents a number of risks to our business, including the risk that current and prospective customers will not like or accept the new platform and/or the products that have been built on it and that the OpenStack open source cloud platform is not adopted as the ubiquitous open source cloud computing platform standard for public and private clouds. Our failure to provide platforms, products and services to compete with new technologies or the obsolescence of our platforms, products or services would likely lead us to lose current and potential customers or cause us to incur substantial costs by attempting to catch our offerings up to the changed environment.

We could also incur substantial costs if we need to modify our services or infrastructure in order to adapt to these changes. For example, our data center infrastructure could require improvements due to (i) the development of new systems to deliver power to or eliminate heat from the servers we house, (ii) the development of new server technologies that require levels of critical load and heat removal that our facilities are not designed to provide, or (iii) a fundamental change in the way in which we deliver services. We may not be able to timely adapt to changing technologies, if at all. Our ability to sustain and grow our business would suffer if we fail to respond to these changes in a timely and cost-effective manner.

Our ability to introduce new products into the market in a timely manner is reliant on how well we can forecast customer demands, develop new products and services and bring the services and products to market. In addition, our ability to develop new products and services is reliant on how accurately we can balance our need to replace our older legacy systems in order to provide scalability with our continued utilization of available resources. If we continue to push our older systems beyond their functional limits, those systems could fail. Such failure could cause us to breach our service level obligations, take resources form ongoing projects to supplement for the non-functionality and distract our management. Alternatively, trying to replace legacy systems on too large of a scale and too quickly could result in material disruption in normal business operations.

Finally, even if we succeed in adapting to a new technology or the changing industry standard and developing attractive products and services and successfully bringing them to market, there is no assurance that our use of the new technology or standard or our introduction of the new products or services would have a positive impact on our financial performance and could even result in lower revenue, lower margins and/or higher costs and therefore could negatively impact our financial performance.

  We may not be able to compete successfully against current and future competitors.

The market for cloud computing is highly competitive. We expect to face intense competition from our existing competitors as well as additional competition from new market entrants in the future as the actual and potential market for hosting and cloud computing continues to grow.

Our current and potential competitors vary by size, service offerings and geographic region. These competitors may elect to partner with each other or with focused companies like us to grow their businesses. They include:

▪	Do-it-yourself solutions with a colocation partner such as AT&T, Equinix, CenturyLink and other telecommunications companies;

▪	IT outsourcing providers such as CSC, HP, and IBM;

▪	Hosting providers such as AT&T, British Telecom, CenturyLink, Softlayer, Verio and other telecommunications companies; and

▪	Large technology companies such as Amazon, Microsoft, Google, IBM, Hewlett-Packard and Dell, who have made substantial investments in cloud computing offerings and initiatives.

The primary competitive factors in our market are: customer service and technical expertise, security reliability and functionality, reputation and brand recognition, financial strength, breadth of services offered, and price.

Many of our current and potential competitors have substantially greater financial, technical and marketing resources; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

▪	Develop superior products or services, gain greater market acceptance, and expand their service offerings more efficiently or more rapidly;

▪	Adapt to new or emerging technologies and changes in customer requirements more quickly;

▪	Bundle hosting services with other services they provide at reduced prices;

▪	Take advantage of acquisition and other opportunities more readily;

▪
Adopt more aggressive pricing policies and devote greater resources to the promotion, marketing, and sales of their services, which could cause us to have to lower prices for certain products or services to remain competitive in the market; and

▪	Devote greater resources to the research and development of their products and services.

If we do not prevent security breaches and other interruptions to our infrastructure, we may be exposed to lawsuits, lose customers, suffer harm to our reputation, and incur additional costs.

The services we offer involve the transmission of large amounts of sensitive and proprietary information over public communications networks, as well as the processing and storage of confidential customer information. Unauthorized access, remnant data exposure, computer viruses, denial of service attacks, accidents, employee error or malfeasance, intentional misconduct by computer “hackers,” and other disruptions can occur, and infrastructure gaps, hardware and software vulnerabilities, inadequate or missing security controls and exposed or unprotected customer data can exist that (i) interfere with the delivery of services to our customers, (ii) impede our customers' ability to do business, or (iii) compromise the security of systems and data, which exposes information to unauthorized third parties.

Techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target. We may be unable to implement security measures in a timely manner, or, if and when implemented, these measures could be circumvented as a result of accidental or intentional actions by parties within or outside of our organization. Any breaches that occur could expose us to increased risk of lawsuits, loss of existing or potential customers, harm to our reputation and increases in our security costs. Although we typically require our customers to sign agreements that contain provisions attempting to limit our liability for security breaches, we cannot assure you that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a security breach that they may ascribe to us. Additionally, we may decide to negotiate settlements with affected customers regardless of such contractual limitations. The outcome of any such lawsuit would depend on the specific facts of the case and legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards that may significantly exceed our liability insurance coverage by unknown but significant amounts, which could seriously impair our financial condition. The laws of some states and countries may also require us to inform any person whose data was accessed or stolen, which could harm our reputation and business. Complying with the applicable notice requirements in the event of a security breach could result in significant costs. We may also be subject to investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed, even if such person was not actually a customer.

If we fail to hire and retain qualified employees and management personnel, our growth strategy and our operating results could be harmed.

Our growth strategy depends on our ability to identify, hire, train, and retain executives, IT professionals, technical engineers, software developers, operations employees, and sales and senior management personnel who maintain relationships with our customers and who can provide the technical, strategic, and marketing skills required for our company to grow. There is a shortage of qualified personnel in these fields, specifically in the San Antonio, Texas area, where we are headquartered and a majority of our employees are located. We compete with other companies for this limited pool of potential employees. In addition, as our industry becomes more competitive, it could become especially difficult to retain personnel with unique in-demand skills and knowledge, whom we would expect to become recruiting targets for our competitors. There is no assurance that we will be able to recruit or retain qualified personnel, and this failure could cause a dilution of our service-oriented culture and our inability to develop and deliver new products and services, which could cause our operations and financial results to be negatively impacted.

Our success and future growth also depends to a significant degree on the skills and continued services of our management team, especially Graham Weston, our Chairman; A. Lanham Napier, our Chief Executive Officer; and Lew Moorman, our President. We do not have long-term employment agreements with any members of our management team, including Messrs. Weston, Napier and Moorman. Mr. Napier is the only member of our management team on whom we maintain key man insurance.

Failure to maintain adequate internal systems could cause us to be unable to properly provide service to our customers, causing us to lose customers, suffer harm to our reputation, and incur additional costs.

Some of our enterprise systems have been designed to support individual products, resulting in a fragmentation among various internal systems, making it difficult to serve customers who use multiple service offerings. This causes us to implement manual processes to overcome the fragmentation, which can result in increased expense and unnecessary manual errors. Some of these systems are also on aging or undersized infrastructure and are at risk of reaching capacity limits in the near future. If we fail to upgrade, replace or increase capabilities on these systems, we may be unable to meet our customers' requests for certain types of service.

We have systems initiatives underway that span infrastructure, products and business transformation. These initiatives are likely to drive significant change in both infrastructure and business processes and contain overlaps and dependencies among the programs. Our inability to manage competing priorities, execute multiple parallel program tracks, plan effectively, manage resources effectively and meet deadlines and budgets could result in us not being able to implement the systems needed to deliver our services in a compelling manner to our customers.

We provide service level commitments to our customers, which could require us to issue credits for future services if the stated service levels are not met for a given period and could significantly decrease our revenue and harm our reputation.

Our customer agreements provide that we maintain certain service level commitments to our customers relating primarily to network uptime, critical infrastructure availability, and hardware replacement. If we are unable to meet the stated service level commitments, we may be contractually obligated to provide these customers with credits for future services. As a result, a failure to deliver services for a relatively short duration could cause us to issue these credits to a large number of affected customers. In addition, we cannot be assured that our customers will accept these credits in lieu of other legal remedies that may be available to them. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. Because of the loss of future revenue through these credits, potential customer loss and other potential liabilities, our revenue could be significantly impacted if we cannot meet our service level commitments to our customers.

If we are unable to maintain a high level of customer service, customer satisfaction and demand for our services could suffer.

We believe that our success depends on our ability to provide customers with quality service that not only meets our stated commitments, but meets and then exceeds customer service expectations. We refer to this high quality of customer service as Fanatical Support. If we are unable to provide customers with quality customer support in a variety of areas, we could face customer dissatisfaction, dilution of our brand, weakening of our main market differentiator, decreased overall demand for our services, and loss of revenue. In addition, our inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our operating results.

Our existing customers could elect to reduce or terminate the services they purchase from us because we do not have long-term contracts with our customers, which could adversely affect our operating results.

Customer contracts for our Dedicated Cloud hosting services typically have initial terms of one to two years which, unless terminated, may be renewed or automatically extended on a month-to-month basis. Our customers have no obligation to renew their services after their initial contract periods expire on these contracts. In addition, many of our other services and products, including most of our pooled cloud computing products and services, are generally provided on a month-to-month basis and do not have an extended initial term at all. Our costs associated with maintaining revenue from existing customers are generally much lower than costs associated with generating revenue from new customers. Therefore, a reduction in revenue from our existing customers, even if offset by an increase in revenue from new customers, could reduce our operating margins. Any failure by us to continue to retain our existing customers could have a material adverse effect on our operating results.

Customers with mission-critical applications could potentially expose us to lawsuits for their lost profits or damages, which could impair our financial condition.

Because our hosting services are critical to many of our customers’ businesses, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although we require our customers to sign agreements that contain provisions attempting to limit our liability for service outages, we cannot assure you that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption or other Internet site or application problems that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards that may exceed our liability insurance coverage by unknown but significant amounts, which could materially impair our financial condition.

We have been accused of infringing the proprietary rights of others and may be accused of infringing on the proprietary rights of others in the future, which could subject us to costly and time consuming litigation and require us to discontinue services that infringe the rights of others.

There may be intellectual property rights held by others, including issued or pending patents, trademarks and service marks that cover significant aspects of our technologies, branding or business methods, including technologies and intellectual property we have licensed from third parties. Companies in the technology industry, and other patent and trademark holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, service marks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. These or other parties could claim that we have misappropriated or misused intellectual property rights. Any such current or future intellectual property claim against us, regardless of merit, could be time consuming and expensive to settle or litigate and could divert the attention of our technical and management personnel. An adverse determination also could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe. For any intellectual property rights claim against us or our customers, we may also have to pay damages, indemnify our customers against damages or stop using technology or intellectual property found to be in violation of a third party’s rights. We may be unable to replace those technologies with technologies that have the same features or functionality and that are of equal quality and performance standards on commercially reasonable terms or at all. Licensing replacement technologies and intellectual property may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. We may also be required to develop alternative non-infringing technology and intellectual property, which could require significant effort, time, and expense.

Our use of open source software and contributions to open source projects could impose limitations on our ability to provide our services, expose us to litigation, and cause us to impair some assets which could adversely affect our financial condition and operating results.

We utilize open source software, including Linux-based software, in providing a substantial portion of our services. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to offer our services. Additionally, the use and distribution of open source software can lead to greater risks than the use of third-party commercial software, as open source software does not come with warranties or other contractual protections regarding infringement claims or the quality of the code. From time to time parties have asserted claims against companies that distribute or use open source software in their products and services, asserting that open source software infringes their intellectual property rights. We have been subject to suits, and could be subject to suits in the future, by parties claiming infringement of intellectual property rights with respect to what we believe to be open source software. In such event, we could be required to seek licenses from third parties in order to continue using such software or offering certain of our services or to discontinue the use of such software or the sale of our affected services in the event we could not obtain such licenses, any of which could adversely affect our business, operating results and financial condition. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under some of the open source licenses, be required to release the source code of our proprietary software.

We have also sponsored an open source project called OpenStack, which is designed to foster the emergence of cloud computing technology standards and cloud interoperability. Our participation in the project includes the release of our previously proprietary core cloud storage code, and we expect to release additional core cloud code in the future and contribute to the ongoing development of all of the OpenStack projects. In addition, we also participate in other open source projects and plan to continue to do so in the future. Our participation in and support for these projects could cause us to change our current software development and data center strategies. Our utilization of open source software and open data center design projects like the Facebook Open Compute project, which may replace our current capitalized design and development projects, could result in an impairment of those design and development assets.

In addition, our activities with these open source projects could subject us to additional risks of litigation including indirect infringement claims based on third-party contributors because of our sponsorship of this project.

We may not be successful in protecting and enforcing our intellectual property rights, which could adversely affect our financial condition and operating results.

We rely primarily on patent, copyright, trademark, service mark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We rely on copyright laws to protect software and certain other elements of our proprietary technologies. We cannot assure you that any future copyright, trademark or service mark registrations will be issued for pending or future applications or that any registered or unregistered copyrights, trademarks or service marks will be enforceable or provide adequate protection of our proprietary rights. We currently have one patent issued and 39 patent applications filed in the U.S. Our patent applications may be challenged and/or ultimately rejected, and our issued patent may be contested, circumvented, found unenforceable or invalidated.

We endeavor to enter into agreements with our employees, contractors, and parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are substantially equivalent, superior to, or otherwise competitive to the technologies we employ in our services or that infringe our intellectual property. We may be unable to prevent competitors from acquiring trademarks or service marks and other proprietary rights that are similar to, infringe upon, or diminish the value of our trademarks and service marks and our other proprietary rights. Enforcement of our intellectual property rights also depends on successful legal actions against infringers and parties who misappropriate our proprietary information and trade secrets, but these actions may not be successful, even when our rights have been infringed.

In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S. Despite the measures taken by us, it may be possible for a third party to copy or otherwise obtain and use our technology and information without authorization. Policing unauthorized use of our proprietary technologies and other intellectual property and our services is difficult, and litigation could become necessary in the future to enforce our intellectual property rights. Any litigation could be time consuming and expensive to prosecute or resolve, result in substantial diversion of management attention and resources, and harm our business, financial condition, and results of operations.

Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity, and teamwork fostered by our culture, and our operating results may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity, and teamwork. If we implement more complex organizational management structures because of growth or other structural changes, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future operating results. In addition, being a publicly traded company may create disparities in personal wealth among our employees, which may adversely impact our corporate culture and employee relations.

If we are unable to manage our growth effectively, our financial results could suffer.

The growth of our business and our service offerings could strain our operating and financial resources. Further, we intend to continue expanding our overall business, customer base, headcount, and operations.  Creating a global organization and managing a geographically dispersed workforce requires substantial management effort and significant additional investment in our operating and financial system capabilities and controls. If our information systems are unable to support the demands placed on them by our growth, we may be forced to implement new systems, which would be disruptive to our business. We may be unable to manage our expenses effectively in the future due to the expenses associated with these expansions, which may negatively impact our gross margins or operating expenses. If we fail to improve our operational systems or to expand our customer service capabilities to keep pace with the growth of our business, we could experience customer dissatisfaction, cost inefficiencies, and lost revenue opportunities, which may materially and adversely affect our operating results.

We may not be able to continue to add new customers and increase sales to our existing customers, which could adversely affect our operating results.

Our growth is dependent on our ability to continue to attract new customers while retaining and expanding our service offerings to existing customers. Growth in the demand for our services may be inhibited, and we may be unable to sustain growth in our customer base for a number of reasons, such as:

▪	A reduction in the demand for our services due to economic factors in the U.S., as well as the U.K. and European Union;

▪	Our inability to market our services in a cost-effective manner to new customers;

▪	The inability of our customers to differentiate our services from those of our competitors or our inability to effectively communicate such distinctions;

▪	Our inability to successfully communicate the benefits of our services to businesses;

▪	The decision of businesses to host their Internet sites and web infrastructure internally or in colocation facilities as an alternative to the use of our hosting services;

▪	Our inability to penetrate international markets;

▪	Our inability to provide compelling services or effectively market them to existing customers;

▪	Our inability to strengthen awareness of our brand; and

▪	Reliability, quality or compatibility problems with our services.
A substantial amount of our past revenue growth was derived from purchases of service upgrades and additional services by existing customers. Our costs associated with increasing revenue from existing customers are generally lower than costs associated with generating revenue from new customers. Therefore, a reduction in the rate of revenue increase or a revenue decrease from our existing customers, even if offset by an increase in revenue from new customers, could reduce our operating margins.

Any failure by us to continue attracting new customers or grow our revenue from existing customers for a prolonged period of time could have a material adverse effect on our operating results.

If we overestimate or underestimate our data center capacity requirements, our operating margins and profitability could be adversely affected.

The costs of construction, leasing, and maintenance of our data centers constitute a significant portion of our capital and operating expenses. In order to manage growth and ensure adequate capacity for new and existing customers while minimizing unnecessary excess capacity costs, we continuously evaluate our short and long-term data center capacity requirements.

If we overestimate the demand for our services and therefore secure excess data center capacity, our operating margins could be materially reduced, which would materially impair our profitability. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of our existing customers and may be required to limit new customer acquisition, which may materially impair our revenue growth.

In the past, we have leased data center facilities and built or maintained the facilities ourselves. Due to the lead time in expanding existing data centers or building new data centers, if we build or expand data centers ourselves, we are required to estimate demand for our services as far as two years into the future. This requirement to make customer demand estimates so far in advance makes it difficult to accurately estimate our data center space needs. Building and maintaining data center facilities is also quite expensive. Early on in our operating history, we acquired most of our data center facilities relatively inexpensively as distressed assets of third parties. However, any such endeavor to build our own facilities would now likely require us to pay full market rates, which would make the penalty for inaccurate forecasting of our space needs even more detrimental.

More recently, we have leased data centers from data center operators who have built or maintained the facilities for us. If there are facilities available for lease that suit our needs, our lead time to make capacity decisions is decreased. However, there is still substantial lead time necessary in making sure that available space is adequate for our needs and maximizes our investment return. If we inaccurately forecast our space needs, we may be forced to enter into a lease that is not ideal for our needs and may potentially be required to pay more to secure the space if the current customer demand were to require immediate space expansion.

We currently intend to continue to lease from data center operators, but we could be forced to re-evaluate those plans depending on the availability and cost of data center facilities, the ability to impact and control certain design aspects of the data center and economic conditions affecting the data center operator's ability to add additional facilities.

We may not be able to renew the leases on our existing facilities on terms acceptable to us, if at all, which could adversely affect our operating results.

We do not own the facilities occupied by our current data centers but occupy them pursuant to commercial leasing arrangements. The initial terms of our main existing data center leases expire over a period ranging from 2013 to 2033, with each having at least one renewal period of no less than three years.  Upon the expiration or termination of our data center facility leases, we may not be able to renew these leases on terms acceptable to us, if at all. If we fail to renew any data center lease and are required or choose to move the data center to a new facility, we would face significant challenges due to the technical complexity, risk, and high costs of relocating the equipment. For example, if we are required to migrate customer servers to a new facility, such migration could result in significant downtime for our affected customers. This could damage our reputation and lead us to lose current and potential customers, which would harm our operating results and financial condition.

Even if we are able to renew the leases on our existing data centers, we expect that rental rates, which will be determined based on then-prevailing market rates with respect to the renewal option periods and which will be determined by negotiation with the landlord after the renewal option periods, will be higher than rates we currently pay under our existing lease agreements. If we fail to increase revenue in our existing data centers by amounts sufficient to offset any increases in rental rates for these facilities, our operating results may be materially and adversely affected.

We rely on a number of third-party providers for data center space, equipment, maintenance and other services, and the loss of, or problems with, one or more of these providers may impede our growth or cause us to lose customers.

We rely on third-party providers to supply data center space, equipment and maintenance.  For example, we lease data center space from third-party landlords, lease or purchase equipment from equipment providers, and source equipment maintenance through third parties. While we have entered into various agreements for these products and services, any failure to obtain additional capacity or space, equipment, or maintenance, if required, would impede the growth of our business and cause our financial results to suffer. For example, if a data center landlord does not adequately maintain its facilities or provide services for which it is responsible, we may not be able to deliver services to our customers according to our standards or at all.  Further, the equipment that we purchase could be deficient in some way, thereby affecting our products and services. If, for any reason, these providers fail to provide the required services, fail to deliver their equipment, or suffer other failures, we may incur financial losses. Additionally, our customers may lose confidence in our company, and we may not be able to retain these customers.

We rely on third-party software that may be difficult to replace or which could cause errors or failures of our service that could lead to lost customers or harm to our reputation.

We rely on software licensed from third parties to offer our services. This software may not continue to be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated, which could harm our business. Any errors or defects in third-party software or inadequate or delayed support by the third party could result in errors or a failure of our service, which could harm our operating results by adversely affecting our revenue or operating costs.

We engage and rely on third-party consultants who may fail to provide effective guidance or solutions, which could result in increased costs and loss of business opportunity.

We engage third-party consultants who provide us with guidance and solutions relating to everything from overall corporate strategy to data center design to employee engagement. We engage these parties based on our perception of their expertise and ability to provide valuable insight or solutions in the areas that we believe need to be addressed in our business. However, these consultants may provide us with ineffective or even harmful guidance or solutions, which, if followed or implemented, could result in a loss of resources, operational failures or a loss of critical business opportunities.

Increased energy costs, power outages, and limited availability of electrical resources may adversely affect our operating results.

Our data centers are susceptible to increased regional, national or international costs of power and to electrical power outages. Our customer contracts do not allow us to pass on any increased costs of energy to our customers, which could affect our operating margins. Further, power requirements at our data centers are increasing as a result of the increasing power demands of today’s servers. Increases in our power costs could impact our operating results and financial condition. Since we rely on third parties to provide our data centers with power sufficient to meet our needs, our data centers could have a limited or inadequate amount of electrical resources necessary to meet our customer requirements. We attempt to limit exposure to system downtime due to power outages by using backup generators and power supplies. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential customers, which would harm our operating results and financial condition.

Increased Internet bandwidth costs and network failures may adversely affect our operating results.

Our success depends in part upon the capacity, reliability, and performance of our network infrastructure, including the capacity leased from our Internet bandwidth suppliers. We depend on these companies to provide uninterrupted and error-free service through their telecommunications networks. Some of these providers are also our competitors. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions or delays in network service. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and damage our business.

As our customer base grows and their usage of telecommunications capacity increases, we will be required to make additional investments in our capacity to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our business would suffer if our network suppliers increased the prices for their services and we were unable to pass along the increased costs to our customers.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.

Our operating results may fluctuate due to a variety of factors, including many of the risks described in this section, which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our operating results for any prior periods as an indication of our future operating performance. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given relatively fixed operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower than expected levels of revenue will be difficult and time consuming. Consequently, if our revenue does not meet projected levels, our operating expenses would be high relative to our revenue, which would negatively affect our operating performance.

If our revenue or operating results do not meet or exceed the expectations of investors or securities analysts, the price of our common stock may decline.

We could be required to repay substantial amounts of money to certain state and local governments if we lose tax exemptions or grants previously awarded to us, which could adversely affect our operating results.

In August 2007, we entered into an agreement with the State of Texas (Texas Enterprise Fund Grant) under which we may receive up to $22.0 million in state enterprise fund grants on the condition that we meet certain employment levels in the State of Texas paying an average compensation of at least $56,000 per year (subject to increases). To the extent we fail to meet these requirements, we may be required to repay all or a portion of the grants plus interest.  On July 27, 2009, the Texas Enterprise Fund Grant agreement was amended to modify the job creation requirements. Under the amendment, the grant has been divided into four separate tranches. The first tranche, called “Basic Fund” in the amendment, is $8.5 million with a Job Target of 1,225 new jobs by December 2012 (in addition to the 1,436 jobs in place as of August 1, 2007, for a total of 2,661 jobs in Texas). We received the initial installment of $5.0 million from the State of Texas in September 2007, and, after achieving the Job Target as of December 31, 2011, we received the remaining $3.5 million in March 2012. These amounts were recorded as non-current liabilities. The remaining three tranches are at our option. We can draw an additional $13.5 million, based on the following amounts and milestones: $5.5 million if we create a total of 2,100 new jobs in Texas, another $5.25 million if we create a total of 3,000 new jobs in Texas, and $2.75 million more if we create a total of 4,000 new jobs in Texas. We are responsible for maintaining the jobs through January 2022. If we eliminate jobs for which we have drawn funds, we are subject to a clawback on the amounts we have drawn plus 3.4% interest on such amounts per year.

On August 3, 2007, we entered into a lease for approximately 67 acres of land and a 1.2 million square foot facility in Windcrest, Texas, which is in the San Antonio, Texas area, to house our corporate headquarters. In connection with this lease, we also entered into a Master Economic Incentives Agreement (“MEIA”) with the Cities of Windcrest and San Antonio, Texas; Bexar County; and certain other parties, pursuant to which we agreed to locate existing and future employees at the new facility location. The agreement requires that we meet certain employment levels each year, with an ultimate job requirement of 4,500 jobs by December 31, 2012, provided that if the job requirement in any grant agreement with the State of Texas is lower, then the job requirement under the MEIA is automatically adjusted downward. Consequently, because the Texas Enterprise Fund Grant agreement has been amended to reduce the state job requirement, we believe the job requirement under the MEIA has been reduced to 1,774.  In addition, the MEIA requires that the median compensation of those employees be no less than $51,000 per year. In exchange for meeting these employment obligations, the parties agreed to enter into the lease structure, pursuant to which, as a lessee of the Windcrest Economic Development Corporation, we will not be subject to most of the property taxes associated with the property for a 14-year period. If we fail to meet these job creation requirements, we could lose a portion or all of the tax benefit being provided during the 14-year period by having to make payments in lieu of taxes (PILOT) to the City of Windcrest. The amount of the PILOT payment would be calculated based on the amount of taxes that would have been owed for that period if the property were not exempt, and then such amount would be adjusted pursuant to certain factors, such as the percentage of employment achieved compared to the stated requirements.

We have debt obligations that include restrictive covenants limiting our flexibility to manage our business; failure to comply with these covenants could trigger an acceleration of our outstanding indebtedness and adversely affect our financial position and operating results.

As of June 30, 2012, there was no outstanding indebtedness under our credit facility other than outstanding letters of credit in the amount of $0.4 million. Our credit facility requires compliance with a set of financial and non-financial covenants. Those covenants include financial leverage limitations and interest rate coverage requirements, as well as limitations on our ability to incur additional debt or liens, make restricted payments, sell assets, enter into affiliate transactions, merge or consolidate with other companies, make certain acquisitions and take other actions.  If we default on our credit agreement due to non-compliance with such covenants or any other contractual requirement of the agreement, we may be required to repay all amounts owed under this credit facility.

We also have substantial equipment lease obligations, the principal balance of which totaled approximately $147.1 million as of June 30, 2012. The payment obligations under these equipment leases are secured by a significant portion of the hardware used in our data centers. If we are unable to generate sufficient cash flow from our operations or cash from other sources in order to meet the payment obligations under these equipment leases, we may lose the right to possess and operate the equipment used in our data centers, which would substantially impair our ability to provide our services, which could have a material adverse effect on our liquidity or results of operations.

If we are unable to generate sufficient cash to repay our debt obligations when they become due and payable, either when they mature or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to continue as a going concern.

We may require additional capital and may not be able to secure additional financing on favorable terms to meet our future capital needs, which could adversely affect our financial position and result in stockholder dilution.

In order to fund future growth, we will be dependent on significant capital expenditures. We may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. We may not be able to secure additional debt or equity financing on favorable terms, or at all, at the time when we need such funding. If we are unable to raise additional funds, we may not be able to pursue our growth strategy, and our business could suffer. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our common stock. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We are exposed to commodity and market price risks that have the potential to substantially influence our profitability and liquidity.

We are a large consumer of power. During the first six months of 2012, we expensed approximately $10.4 million to utility companies to power our data centers. We anticipate an increase in our consumption of power in the future as our sales grow. Power costs vary by locality and are subject to substantial seasonal fluctuations and changes in energy prices. Our largest exposure to energy prices currently exists at our Grapevine, Texas facility in the Dallas-Fort Worth area, where the energy market is deregulated. Power costs have historically tracked the general costs of energy, and continued increases in electricity costs may negatively impact our gross margins or operating expenses. We periodically evaluate the advisability of entering into fixed-price utilities contracts and have entered into certain fixed-price utilities contracts for some of our power consumption.  If we choose not to enter into a fixed-price contract, we expose our cost structure to this commodity price risk. If we do choose to enter into a fixed-price contract, we lose the opportunity to reduce our power costs if the price for power falls below the fixed cost.

Our main credit facility is a revolving line of credit with a base rate determined by variable market rates, including the Prime Rate and the London Interbank Offered Rate (LIBOR). These market rates of interest are fluctuating and expose our interest expense to risk. At this point, our credit agreement does not obligate us to hedge any interest rate risk with any instruments, such as interest rate swaps or interest rate options, and we do not have any such instruments in place. As we borrow more, we may enter into swaps to continuously control our interest rate risk.  As a result, we are exposed to interest rate risk on our borrowings.  As an example of the impact of this interest rate risk, a 100 basis point increase in LIBOR would increase the interest expense on $10 million of borrowings that are not hedged by $0.1 million annually.  As of June 30, 2012, we did not have exposure to interest rate risk as there was no amount outstanding on our revolving credit facility.

The majority of our customers are invoiced, and substantially all of our expenses are paid, by us or our subsidiaries in the functional currency of our company or our subsidiaries, respectively. However, some of our customers are currently invoiced in currencies other than the applicable functional currency. As a result, we may incur foreign currency losses based on changes in exchange rates between the date of the invoice and the date of collection. In addition, large changes in foreign exchange rates relative to our functional currencies could increase the costs of our services to non-U.S. customers relative to local competitors, thereby causing us to lose existing or potential customers to these local competitors. Thus, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Further, as we grow our international operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency hedging contracts, although we may do so in the future.

 We may be liable for the material that content providers distribute over our network, and we may have to terminate customers that provide content that is determined to be illegal, which could adversely affect our operating results.

The law relating to the liability of private network operators for information carried on, stored on, or disseminated through their networks is still unsettled in many jurisdictions. We have been and expect to continue to be subject to legal claims relating to the content disseminated on our network, including claims under the Digital Millennium Copyright Act, other similar legislation and common law. In addition, there are other potential customer activities, such as online gambling and pornography, where we, in our role as a hosting provider, may be held liable as an aider or abettor of our customers. If we need to take costly measures to reduce our exposure to these risks, terminate customer relationships and the associated revenue or defend ourselves against such claims, our financial results could be negatively affected.

Government regulation is continuously evolving and, depending on its evolution, may adversely affect our operating results.

We are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, electronic contracts and other communications, consumer protection, web services, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. These laws can be costly to comply with, can be a significant diversion to management’s time and effort, and can subject us to claims or other remedies, as well as negative publicity. Many of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues that the Internet and related technologies produce. Some of the laws that do reference the Internet and related technologies have been and continue to be interpreted by the courts, but their applicability and scope remain largely uncertain.

In addition, future regulatory, judicial, and legislative changes may have a material adverse effect on our ability to deliver services within various jurisdictions. National regulatory frameworks have only recently been, or are still being, put in place in many countries. Accordingly, many countries are still in the early stages of providing for and adapting to a liberalized telecommunications market. As a result, in these markets we may encounter more protracted and difficult procedures to obtain any necessary licenses or negotiate interconnection agreements, which could negatively impact our ability to expand in these markets or increase our operating costs in these markets.

Privacy concerns relating to our technology could damage our reputation and deter current and potential users from using our products and services.

Since our products and services are web-based, we store substantial amounts of data for our customers on our servers (including personal information). Any systems failure or compromise of our security that results in the release of our customers’ data could (i) subject us to substantial damage claims from our customers, (ii) expose us to costly regulatory remediation and (iii) harm our reputation and brand. We may also need to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand our hosting footprint.

Regulatory authorities around the world are considering a number of legislative proposals concerning data protection. In addition, the interpretation and application of data protection laws in Europe and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Our ability to operate and expand our business is susceptible to risks associated with international sales and operations.

We anticipate that, for the foreseeable future, a significant portion of our revenue will continue to be derived from sources outside of the U.S. A key element of our growth strategy is to further expand our customer base internationally and successfully operate data centers in foreign markets. We have limited experience operating in foreign jurisdictions other than the U.K. and Hong Kong and expect to continue to grow our international operations. Managing a global organization is difficult, time consuming, and expensive. Our inexperience in operating our business globally increases the risk that international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced. These risks include:

▪	Localization of our services, including translation into foreign languages and adaptation for local practices and regulatory requirements;

▪	Lack of familiarity with and unexpected changes in foreign regulatory requirements;

▪	Longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

▪	Difficulties in managing and staffing international operations;

▪	Fluctuations in currency exchange rates;

▪	Potentially adverse tax consequences, including the complexities of transfer pricing, foreign value added tax systems, and restrictions on the repatriation of earnings;

▪	Dependence on certain third parties, including channel partners with whom we do not have extensive experience;

▪	The burdens of complying with a wide variety of foreign laws and legal standards;

▪	Increased financial accounting and reporting burdens and complexities;

▪	Political, social, and economic instability abroad, terrorist attacks and security concerns in general; and

▪	Reduced or varied protection for intellectual property rights in some countries.
Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

We rely on our Channel Partner Program members for a significant portion of our revenues, and we benefit from our association with them. The loss of these members could adversely affect our business.

Our Channel Partner Program drives a significant amount of revenue to our business through referral and reseller arrangements. Most of our member partners offer services that are complementary to our services; however, some of the participants may actually compete with us in one or more of our product or service offerings. These network partners may decide in the future to terminate their agreements with us and/or to market and sell a competitor’s or their own services rather than ours, which could cause our revenue to decline.

Also, we derive tangible and intangible benefits from our association with some of our network partners, particularly high profile partners that reach a large number of companies through the Internet. If a substantial number of these partners terminate their relationship with us, our business could be adversely affected.

Our acquisitions may divert our management’s attention, result in dilution to our stockholders and consume resources that are necessary to sustain our business.

We have made acquisitions, and, if appropriate opportunities present themselves, we may make additional acquisitions or investments or enter into joint ventures or strategic alliances with other companies. Risks commonly encountered in such transactions include:

▪	The difficulty of assimilating the operations and personnel of the combined companies;

▪	The risk that we may not be able to integrate the acquired services or technologies with our current services, products, and technologies;

▪	The potential disruption of our ongoing business;

▪	The diversion of management attention from our existing business;

▪	The inability of management to maximize our financial and strategic position through the successful integration of the acquired businesses;

▪	Difficulty in maintaining controls, procedures, and policies;

▪	The impairment of relationships with employees, suppliers, and customers as a result of any integration;

▪	The loss of an acquired base of customers and accompanying revenue; and

▪	The assumption of leased facilities, other long-term commitments or liabilities that could have a material adverse impact on our profitability and cash flow.
As a result of these potential problems and risks, businesses that we may acquire or invest in may not produce the revenue, earnings, or business synergies that we anticipated. In addition, there can be no assurance that any potential transaction will be successfully identified and completed or that, if completed, the acquired business or investment will generate sufficient revenue to offset the associated costs or other potential harmful effects on our business.

Concerns about greenhouse gas emissions and the global climate change may result in environmental taxes, charges, assessments or penalties.

The effects of human activity on the global climate change have attracted considerable public and scientific attention, as well as the attention of the United States government. Efforts are being made to reduce greenhouse emissions, particularly those from coal combustion by power plants, some of which we may rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on these power plants could be passed on to us, increasing the cost to run our data centers. Additionally, environmental taxes, charges, assessments or penalties could be levied directly on us in proportion to our carbon footprint. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by the United States, or any domestic or foreign jurisdiction we perform business in, could adversely affect our operations and financial results.

Risks Related to the Ownership of Our Common Stock

The trading price of our common stock may be volatile.

The market price of our common stock has been highly volatile and could be subject to wide fluctuations in response to, among other things, the risk factors described in this periodic report and other factors beyond our control, such as stock market volatility and fluctuations in the valuation of companies perceived by investors to be comparable to us.

Further, the stock markets have experienced price and volume fluctuations that have affected our stock price and the market prices of equity securities of many other companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. We may experience additional volatility as a result of the limited number of our shares available for trading in the market.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our common stock has only been publicly traded since our initial public offering on August 7, 2008, and the price of our common stock has fluctuated substantially since then and may fluctuate substantially in the future.

Our common stock has only been publicly traded since our initial public offering on August 7, 2008. The trading price of our common stock has fluctuated significantly since then. For example, between December 31, 2011 and June 30, 2012, the closing trading price of our common stock was very volatile, ranging between $41.30 and $59.04 per share, including single-day increases of up to 12.6% and declines up to 8.9%. Our trading price could fluctuate substantially in the future due to the factors discussed in this Risk Factors section and elsewhere in this quarterly report on Form 10-Q.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

The issuance of additional stock in connection with acquisitions, our equity incentive and stock purchase plans, or otherwise will dilute all other stockholdings.

We have a large number of shares of common stock authorized but unissued and not reserved for issuance under our stock option plans or otherwise. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue strategic acquisitions. We may pay for such acquisitions, partly or in full, through the issuance of additional equity. In addition, our Amended and Restated 2007 Long-Term Incentive Plan and our Employee Stock Purchase Plan contain evergreen provisions, which annually increase the number of shares issuable under the applicable plan. Any issuance of shares in connection with our acquisitions, our Amended and Restated 2007 Long-Term Incentive Plan or otherwise would dilute the percentage ownership held by our then-existing stockholders.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock.

Our directors and executive officers and their affiliates beneficially own a significant portion of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. Although our directors and executive officers are not currently party to any agreements or understandings to act together on matters submitted for stockholder approval, this concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors deemed undesirable by our board of directors that our stockholders might consider favorable. Some of these provisions:

•
Authorize the issuance of blank check preferred stock, which can be created and issued by our board of directors without prior stockholder approval, with voting, liquidation, dividend, and other rights senior to those of our common stock;

•	Provide for a classified board of directors, with each director serving a staggered three-year term;

•	Prohibit our stockholders from filling board vacancies or increasing the size of our board, calling special stockholder meetings or taking action by written consent;

•	Provide for the removal of a director only with cause and by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors; and

•	Require advance written notice of stockholder proposals and director nominations.
In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

FORWARD-LOOKING STATEMENTS
We have made forward-looking statements in this Prospectus, including the sections entitled “Prospectus Summary” and “Risk Factors,” that are subject to risks and uncertainties. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, are subject to the “safe harbor” created by those sections. The forward-looking statements in this Prospectus are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “aspires,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will” or “would” or the negative of these terms and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this document in greater detail under the heading “Risk Factors.” We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risks described in “Risk Factors” included in this Prospectus, as well as any other cautionary language in this Prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in “Risk Factors” and elsewhere in this Prospectus could harm our business.
 Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this document, and those documents incorporated by reference, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS
We will not receive any proceeds from the sale of the common stock by the selling stockholders.

SELLING STOCKHOLDERS
Up to 45,895 shares of common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling stockholders. Unless otherwise noted below, the shares being offered were issued to the selling stockholders pursuant to an Agreement and Plan of Merger dated August 22, 2012 by and among Rackspace, Mailgun and certain other parties in connection with our acquisition of Mailgun. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.
The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of our shares of common stock held by the selling stockholders as of August 29, 2012, the date of closing of our acquisition of Mailgun, except as described in the notes to such table. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our common stock that will be held by the selling stockholders upon termination of any particular offering. See “Plan of Distribution.” For purposes of the table below, we assume that the selling stockholders will sell all their shares of common stock covered by this prospectus.
In the table below, the percentage of shares beneficially owned is based on 135,596,974 shares of our common stock outstanding at August 2, 2012, determined in accordance with Rule 13d-3 under the Exchange Act. Under such rule, beneficial ownership includes any shares over which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days of such date through the exercise of any options or other rights. Except as otherwise indicated, we believe that the selling stockholders have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them.

	Prior to the Offering (1)			After the Offering
Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned	Percent of Shares of Common Stock Outstanding	Number of Shares of Common Stock Being Registered for Resale	Number of Shares of Common Stock Beneficially Owned	Percent of Shares of Common Stock Outstanding
Eugueny Kontsevoy	70,254	*	30,597	39,657	*
K. Taylor Wakefield	35,127	*	15,299	19,828	*

Total shares of common stock to be registered:	105,381	*	45,896	59,485	*

*	Less than 1%.

(1)
The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose.

PLAN OF DISTRIBUTION
The selling stockholders may, from time to time, sell any or all of the shares of common stock beneficially owned by them and offered hereby.
The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.
The selling stockholders may effect such transactions by selling the shares of common stock to or through broker-dealers. The shares of common stock may be sold through broker-dealers by one or more of, or a combination of, the following:

•
a block trade in which the broker-dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.
The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
The selling stockholders have informed us that, except as set forth below, none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If any selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering or secondary distribution or a purchase by a broker or dealer, we may be required to file a prospectus supplement pursuant to the applicable rules promulgated under the Securities Act of 1933. Certain selling stockholders who are entities rather than natural persons may distribute shares to their partners, shareholders or other owners in normal course, who may in turn sell the shares in the manner listed above.
There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, or the selling stockholders may be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from written information furnished to us by the selling stockholders specifically for use in this prospectus.
We may restrict or suspend offers and sales or other dispositions of the shares under the shelf registration statement, of which this prospectus forms a part, at any time from and after the effective date of the shelf registration statement, subject to certain terms and conditions. In the event of such restriction or suspension, the selling stockholders will not be able to offer or sell or otherwise dispose of the shares of common stock under the shelf registration statement.
None of the selling stockholders intends to use any means of distributing or delivering the prospectus other than by hand or the mails, and none of the selling stockholders intends to use any forms of prospectus other than printed prospectuses.
Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely traceable in the hands of persons other than our affiliates.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus has been passed upon for Rackspace Hosting, Inc. by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas.
EXPERTS
The consolidated financial statements of Rackspace Hosting, Inc. as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room in Washington, D.C., located at 100 F Street, N.E. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the Internet from the SEC's website at www.sec.gov, or our website at www.rackspace.com. The contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this registration statement until the selling stockholders listed herein sell all of the shares of our common stock registered under this prospectus:

1.	our Annual Report on Form 10‑K for the fiscal year ended December 31, 2011, filed with the SEC on February 17, 2012;

2.	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed with the SEC on August 9, 2012;

3.	the information specifically incorporated by reference into the Annual Report from our definitive proxy statement on Schedule 14A, filed with the SEC on March 27, 2012 and amended on April 9, 2012;

4.
our Current Reports on Form 8-K, filed with the SEC on January 5, 2012, February 13, 2012, February 27, 2012, March 31, 2012, May 2, 2012, May 7, 2012, May 8, 2012 and August 7, 2012, and on Form 8-K/A filed May 2, 2012 amending that certain Form 8-K filed by the company on September 26, 2011; and

5.	the description of our common stock in our Registration Statement on Form 8-A, filed with the SEC on July 31, 2008.
This prospectus is part of a registration statement on Form S‑3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about Rackspace and our common stock.
Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference in the documents. You may obtain documents incorporated by reference in this prospectus by writing to us at the following address or by calling us at the telephone number listed below:
Rackspace Hosting, Inc.
5000 Walzem Rd.
San Antonio, Texas 78218
(210) 312-4000
Attn: Secretary
You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

45,895 Shares

Common Stock
PROSPECTUS
August 29, 2012

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The Registrant will pay all reasonable expenses incident to the registration of the shares other than any commissions and discounts of underwriters, dealers or agents. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

Amount to be paid
SEC registration fee	$312
Printing fees	—
Legal fees and expenses	10,000
Accounting fees and expenses	10,000
Miscellaneous expenses	—
Total	$20,312

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 102(b) of the Delaware General Corporation Law authorizes a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to a corporation or its stockholders for monetary damages for breach or alleged breach of the director's “duty of care.” While this statute does not change the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The statute has no effect on a director's duty of loyalty or liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends or stock redemptions or repurchases, or for any transaction from which the director derives an improper personal benefit. As permitted by the statute, the Company has adopted provisions in its Certificate of Incorporation which eliminate to the fullest extent permissible under Delaware law the personal liability of its directors to the Company and its stockholders for monetary damages for breach or alleged breach of their duty of care.
Section 145 of the General Corporation Law of the State of Delaware allows for the indemnification of officers, directors, employees and agents of a corporation. The Bylaws of the Company provide for indemnification of its directors, officers, employees and agents to the full extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary under Delaware law. The Company's Bylaws also empower the Company to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. The Company has entered into agreements with its directors and its executive officers that require the Company to indemnify such persons to the fullest extent permitted under Delaware law against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Company or any of its affiliated enterprises. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. The Company intends to enter into indemnification agreements with any new directors and executive officers in the future.
Section 145 of the General Corporation Law of the State of Delaware provides for indemnification in terms sufficiently broad to indemnify such individuals, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
ITEM 16. EXHIBITS.

See “Exhibit Index” following the signature pages.

ITEM 17. UNDERTAKINGS.

A. The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
Provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on August 29, 2012.

Rackspace Hosting, Inc.
By:	/s/ A. LANHAM NAPIER
A. Lanham Napier
Chief Executive Officer and Director

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints A. Lanham Napier and Alan Schoenbaum, and each of them, as his or her true and lawful attorney in fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 (including post effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney in fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Graham Weston	Chairman of the Board	August 29, 2012
Graham Weston

/s/ Palmer L. Moe	Lead Director	August 29, 2012
Palmer L. Moe

/s/ A. Lanham Napier	Chief Executive Officer and Director	August 29, 2012
A. Lanham Napier

/s/ Lew Moorman	President, Chief Strategy Officer and	August 29, 2012
Lew Moorman	Director

/s/ George J. Still, Jr.	Director	August 29, 2012
George J. Still, Jr.

/s/ S. James Bishkin	Director	August 29, 2012
S. James Bishkin

/s/ Fred Reichheld	Director	August 29, 2012
Fred Reichheld

/s/ Mark P. Mellin	Director	August 29, 2012
Mark P. Mellin

/s/ Sam Gilliland	Director	August 29, 2012
Sam Gilliland

EXHIBIT INDEX

Exhibit Number	Description of Document

3.1 (1)	Restated Certificate of Incorporation of the Registrant.
3.2 (2)	Amended and Restated Bylaws of the Registrant.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1 hereto)
24.1	Power of Attorney (contained on signature page hereto)

*	Filed herewith.

(1)	Incorporated by reference to the Company's Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-150469), filed June 18, 2008.

(2)	Incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-34143), filed March 21, 2012.